SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 February 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Annual Financial Report dated 26 February 2026

Exhibit No: 99.1

26 February 2026

InterContinental Hotels Group PLC
Annual Financial Report 2025

InterContinental Hotels Group PLC (the 'Company') announces that its Annual Report and Form 20-F 2025 ('Annual Report') has today been made available to shareholders.

A copy of the Annual Report will be submitted to the National Storage Mechanism, and will be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Annual Report is publicly available on the Company's website at: https://www.ihgplc.com/investors/annual-report

The Company will also file the Annual Report with the US Securities and Exchange Commission today.

Shareholders may request a hard copy of the Annual Report free of charge by writing to the Company Secretary's Office at the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
1 Windsor Dials, Arthur Road
Windsor, Berkshire
SL4 1RS, United Kingdom

In compliance with the Disclosure Guidance and Transparency Rules, the Annual Report, as submitted to the National Storage Mechanism, contains regulated information in unedited full text and as noted above, is available on the Company's website.

The Company's 2026 Annual General Meeting will take place on 7 May 2026. The Notice of Meeting will be published and sent to shareholders in due course.

For further information, please contact:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 6,963 open hotels in over 100 countries, and a development pipeline of a further 2,300 properties.

●     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
●     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	26 February 2026